Exhibit 99.1

ESGL Holdings Limited Reports Full Year 2023 Results

● Revenues increase by +23.5% to $6.2 million on higher waste volumes

● +4.8% gross margin expansion from 64.3% to 69.1%

● Company provides guidance for topline growth between +23% and +53% for 2024

SINGAPORE – May 10, 2024 - ESGL Holdings Limited (NASDAQ: ESGL) (“ESGL” or the “Company”), a sustainable waste solutions provider whose mission is to upcycle industrial waste into circular products using innovative technologies and renewable energy, today reported its financial and operating results for the full year 2023.

Financial Results Summary

In 2023, revenue totaled $6.2 million, an increase of 23.5% compared to $5.0 million in 2022. Revenue was driven by higher waste volumes, driving waste disposal services to increase by $1.6 million, or 71.8% year-over-year, for 2023. The higher waste management revenue was primarily attributable to the increase in the collection and treatment of solid industrial wastes, waste plastics, waste wood, and chemical wastes.

Gross margin was 69.1% for the year ended December 31, 2023, an improvement of 480 bp compared to a 64.3% gross margin for the full year 2022. The Company expects proactive enhancements to continue to positively impact margins, but some degree of volatility is inherent given the Company’s size.

Non-GAAP EBITDA adjusted for non-recurring items (“Adjusted EBITDA”) for 2023 was just shy of $1.0 million, a decrease of 15.7% from approximately $1.1 million for 2022. The change was primarily due to reallocating the use of the Company’s warehouses and a decrease in available government grants.

Non-GAAP Earnings Before Interest, Taxes, Depreciation, and Amortization (“EBITDA”) was negative $92.1 million in 2023 compared to a positive $0.2 million for the full year of 2022. The dramatic shift was primarily driven by non-recurring listing costs.

Net Loss was approximately $95 million for 2023 compared to approximately $2.4 million in 2022 due largely to non-recurring listing costs.

Management Commentary

“During 2023, ESGL continued to demonstrate robust top-line growth despite headwinds related to delays in capacity expansion, weakness in the semiconductor sector, and the need to get our new products qualified with customers before securing volume orders,” said Quek Leng Chuang, Founder, CEO, and Chairman of the Board of ESGL. “We head into 2024 with a high degree of confidence given that we have now secured a strong order book, substantially expanded our production capacity, and have a rich pipeline of new, upcycled circular products that address the needs of large end markets. We also completed a strategic expansion into Malaysia, where our new subsidiary is growing distribution and warehousing at a cheaper cost basis with favorable exchange rates.

“We are gaining additional traction in the circular products space with our latest product innovations and intend to deliver growth and increased operating capacity in a capital-efficient manner. Having built out significant headroom in the previous year, our near-term capital expenditure needs have been met, and we are focusing efforts on ramping free cash flow to expand volumes, improve margins, and strengthen our balance sheet.”

2023 Operational Highlights

●	The Company has successfully doubled its G2 Thermal System Capacity, resulting in an upside potential of 12,000 Tons per Annum or an estimated incremental revenue opportunity of $1.5 million.
●	ESGL optimized M4 Liquid Chemical Waste Synthesis Capacity by 50%, which is expected to yield an upside potential of 10,000 tons per annum or an estimated incremental revenue opportunity of $3 million.
●	On August 3, 2023, the Company announced it had successfully closed its business combination and commenced trading on the Nasdaq Stock Market the following day, August 4, 2023.
●	In the fourth quarter of 2023, ESGL successfully secured new offtake channels in Malaysia, marking a strategic expansion. Establishing a Malaysian subsidiary serves as a central hub for trading and cost reduction initiatives, leveraging favorable exchange rates.
●	ESGL and Nanomatics continue to develop technologies in accordance with the previously announced joint development agreement to convert plastic waste into sustainable chemical feedstock, carbon nanotubes, and green hydrogen. Phase 2 has been successfully completed, and Phase 3 kicked off earlier this quarter.
●	ESGL continues to execute new offtake agreements that should further monetize the expanded product lines and expects 100% coverage on revenue bookings.

Balance Sheet and Liquidity

As of December 31, 2023, ESGL had approximately $0.4 million in total cash and equivalents compared to approximately $0.3 million at the end of 2022. Subsequent to the close of the year, ESGL secured an additional $2.5 million in a private placement of common stock in April 2024. The Company believes that its current cash, combined with anticipated cash generated from operating activities, will meet its anticipated working capital and modest capex needs in 2024.

Guidance

ESGL is committed to improving capital efficiency, continuing double-digit revenue growth, and delivering breakeven results on a net basis by the end of 2024. Specific metrics that the Company is targeting include the following:

●	Revenue for 2024 is expected to be between $7.6 million and $9.5 million, representing a growth rate between 23% and 53%.

○	The revenue mix is expected to be derived from a mix of 60% services and 40% circular products.

●	Gross Margin is forecasted to be stable at approximately 68%.
●	Adjusted EBITDA is expected to be approximately $2 million assuming that the Company achieves the bottom end of revenue guidance of $7.6 million.
●	The Company expects to report positive net income for the year 2024, excluding any non-recurring items.

ESGL expresses confidence in its markets’ long-term growth potential, and the revenue forecast is backed by bookings for 2024 of approximately $8 million as of March 31, 2024. The Company’s commitment to capacity expansion and optimization, as well as its efforts to convert plastic waste into sustainable resources, align with both financial and environmental goals.

Conference Call

ESGL will host a webcast and conference call today at 8:00 a.m. EDT to discuss its full-year 2023 results. The live webcast and a slide presentation will be available on ESGL’s investor relations website in the “Events” section under the “News & Events” header at ir.esgl.asia.

A webcast replay of the call will be available on the website for 30 days following the call.

Use of Non-GAAP Financial Measures of ESGL

ESGL has provided in this press release financial information that has not been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”), including EBITDA, and Adjusted EBITDA. ESGL uses these non-GAAP financial measures internally to analyze its financial results and for financial and operational decision-making purposes. ESGL believes that such non-GAAP financial measures provide useful information to investors and others about its operating results, enhance the overall understanding of its past performance and future prospects, and allow for greater visibility with respect to key metrics used by its management in its financial and operational decision-making.

Non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP financial measures and should be read only in conjunction with the consolidated financial statements of ESGL prepared in accordance with GAAP. Non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the data of ESGL. A reconciliation of the historical non-GAAP financial measures to the most directly comparable GAAP measures has been provided in the table, captioned “Reconciliation of GAAP to Non-GAAP Measures”, included at the end of this press release, and investors are encouraged to review the reconciliation.

The definition of ESGL’s non-GAAP financial measures included in this press release is presented below.

EBITDA

EBITDA is a supplemental non-GAAP performance measure defined by ESGL as net income (loss), computed in accordance with GAAP, adjusted for interest expenses, tax benefits (expenses), depreciation, and amortization expenses. Management believes that this metric is an important indicator of the Company’s operating performance.

Adjusted EBITDA

Adjusted EBITDA is a non-GAAP supplemental performance measure defined by ESGL as net income (loss), computed in accordance with GAAP, adjusted for interest expenses, tax benefits (expenses), depreciation and amortization expenses, and for the exclusion of non-recurring expenses related to its business combination transaction and equity issuance. Management believes that this metric is an important indicator of the Company’s operating performance.

About ESGL Holdings Limited

ESGL Holdings Limited is an exempted holding company incorporated under the laws of the Cayman Islands. At the forefront of driving sustainable waste management solutions, ESGL is dedicated to revolutionizing waste transformation with an emphasis on innovative technology and a commitment to preserving the environment. ESGL conducts all its operations through its operating entity incorporated in Singapore, Environmental Solutions (Asia) Pte. Ltd. For more information, including the Company’s filings with the SEC, please visit https://esgl.asia.

Forward Purchase Agreement Valuation

Please note that the included financials are not yet final due to the required review of our forward purchase agreement (“FPA”) valuation by our auditors. As such, we have taken the most conservative approach and written off the FPA to zero. Any subsequent adjustments would be non-cash in nature but could potentially result in changes to the shareholder’s equity and GAAP net income reported within.

Forward-Looking Statements

Certain statements in this press release may be considered to contain certain “forward-looking statements” within the meaning of “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: “target,” “believe,” “expect,” “will,” “shall,” “may,” “anticipate,” “estimate,” “would,” “positioned,” “future,” “forecast,” “intend,” “plan,” “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Examples of forward-looking statements include, among others, statements made in this press release regarding anticipated future financial and operating performance and results, including estimates for growth, gross margins, adjusted EBITDA, potential regional expansion, development of new products, partnerships, customer relationships, demand for waste processing, and sales of circular products. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on ESGL management’s current beliefs, expectations, and assumptions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks, and changes in circumstances that are difficult to predict, many of which are outside of our control. Actual results and outcomes may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements.

A further list and description of risks and uncertainties can be found in documents filed with the SEC by ESGL and other documents that the Company may file or furnish with the SEC, which you are encouraged to read. Any forward-looking statement made by us in this press release is based only on information currently available to the Company and speaks only as of the date on which it is made. The Company undertakes no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments, or otherwise, except as required by law.

Consolidated Statement of Financial Position

	December 31, 2023	December 31, 2022
	US$	US$
ASSETS
Current assets
Cash and cash equivalents	366,761	252,399
Trade and other receivables	1,032,522	815,128
Inventories	64,184	221,151
	1,463,467	1,288,678
Non-current assets
Property, plant and equipment, net	21,786,365	22,493,283
Intangible assets, net	2,381,465	1,845,912
	24,167,830	24,339,195

Total assets	25,631,297	25,627,873

LIABILITIES
Current liabilities
Trade and other payables	6,540,559	4,285,345
Lease liabilities	192,282	185,764
Borrowings	5,666,160	5,427,538
Deferred underwriting fee payable	2,753,125
Tax liabilities	76,540	-
	15,228,666	9,898,647

Non-current liabilities
Lease liabilities (non-current)	1,974,524	2,071,571
Borrowings (non-current)	112,319	371,103
Deferred tax liabilities	296,000	163,000
	2,382,843	2,605,674

Total liabilities	17,611,509	12,504,321

Net assets	8,019,788	13,123,552

EQUITY
Share Capital	10,892	10,000
Accumulated losses	(99,986,897)	(5,006,590)
Other reserves	3,422,799	3,422,799
Share premium reserve	89,725,052	-
Exchange Reserves	(123,198)	(460,481)
Revaluation Surplus	14,971,140	15,157,824
Total equity	8,019,788	13,123,552

Consolidated Statement of Profit or Loss

	For the Year Ended December 31
	2023	2022
	(US$)	(US$)
Revenue	6,164,173	4,992,034
Other income	169,819	396,373
Cost of inventory	977,619	1,093,194
Logistics costs	925,225	689,762
Operating expenses	3,466,606	2,460,951
Finance expense	388,717	246,359
Depreciation and amortization	2,354,839	2,300,252
Listing expenses	93,068,293	981,701
Loss before income tax	(94,847,307)	(2,383,812)
Income tax credit	133,000	8,000
Net loss	(94,980,307)	(2,391,812)

GAAP and Non-GAAP EBITDA Reconciliation

	For the Year Ended December 31
	2023	2022
	US$	US$
Loss before income tax	(94,847,307)	(2,383,812)
Finance expense	388,717	246,359
Depreciation and amortization	2,354,839	2,300,252
EBITDA	(92,103,751)	162,799
add : non recurring listing expenses	93,068,293	981,701
Adjusted EBITDA	964,542	1,144,500

Investor / Media Contact:

Crocker Coulson

CEO, AUM Media, Inc.

(646) 652-7185

crocker.coulson@aummedia.org

ESGL Contact:

Lawrence Law

Chief Strategy and Sustainability Officer

ESGL Holdings Limited

(65) 6653 2299

lawrence.law@env-solutions.com